Exhibit 99.1

PAYPAY CORPORATION

PayPay Corporation

Condensed Consolidated Statements of Financial Position (Unaudited)

	(In millions of yen)
	Notes	March 31, 2026	June 30, 2026
Assets
Cash and cash equivalents	6	363,083	491,087
Guarantee deposits	7	74,139	57,727
Call loans		40,014	14
Accounts receivable	8	150,372	210,339
Loans and advances to customers	9,20	2,512,851	2,631,267
Securities	10,20	1,736,835	1,791,867
Other financial assets	20	32,293	46,735
Property and equipment		14,879	15,141
Right-of-use assets		12,175	11,379
Intangible assets	11	66,466	66,441
Goodwill		15,157	15,157
Investments accounted for using the equity method		12,762	12,761
Deferred tax assets		107,275	103,076
Other assets		37,711	40,728
Total assets		5,176,012	5,493,719
Liabilities
Deposits	12,20	2,952,495	3,112,287
Accounts payable	13	1,122,338	1,080,710
Income tax payables		13,073	5,917
Borrowings	14,20	564,956	757,093
Other financial liabilities	20	48,116	51,681
Provisions		7,403	7,447
Lease liabilities	14	9,549	8,910
Deferred tax liabilities		206	223
Other liabilities		27,115	19,524
Total liabilities		4,745,251	5,043,792
Shareholders’ equity
Issued capital	15	200,635	201,041
Share premium	15	86,730	87,220
Retained earnings	15	109,869	128,299
Accumulated other comprehensive loss	15	(3,055)	(3,143)
Equity attributable to owners of the parent company		394,179	413,417
Non-controlling interests		36,582	36,510
Total shareholders’ equity		430,761	449,927
Total liabilities and shareholders’ equity		5,176,012	5,493,719

See Notes to Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)
		For the three months ended
	Notes	June 30, 2025	June 30, 2026
Transaction and service income		56,816	69,961
Interest income		25,435	35,144
Gains (losses) on financial instruments		3,561	3,804
Other operating income		342	879
Total revenue	5,16	86,154	109,788
Point expenses		(13,153)	(16,041)
Settlement related cost		(11,572)	(13,190)
Employee benefit expenses		(10,783)	(11,766)
Provision for loss allowance		(5,240)	(8,314)
Professional and outsourcing services expenses		(7,737)	(6,518)
Other operating expenses		(21,705)	(24,094)
Total operating expenses	5,17	(70,190)	(79,923)
Operating profit	5	15,964	29,865
Share of loss of investments accounted for using the equity method		(105)	(60)
Profit before tax		15,859	29,805
Income tax expense		(5,050)	(10,056)
Profit for the period		10,809	19,749
Attributable to
Owners of the parent company		10,511	18,428
Non-controlling interests		298	1,321

			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share	18	16.66	27.21
Diluted earnings per share	18	16.66	27.02
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the three months ended June 30, 2025 has been retrospectively adjusted.

See Notes to Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(In millions of yen)
		For the three months ended
	Notes	June 30, 2025	June 30, 2026
Profit for the period		10,809	19,749
Other comprehensive income (loss) for the period, net of tax
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI	15	870	(109)
Exchange differences on translation of foreign operations	15	(11)	6
Total other comprehensive income (loss) for the period, net of tax		859	(103)
Total comprehensive income for the period, net of tax		11,668	19,646

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		11,047	18,339
Non-controlling interests		621	1,307

See Notes to Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Changes in Equity (Unaudited)

For the three months ended June 30, 2025
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731
Profit for the period		—	—	10,511	—	10,511	298	10,809
Other comprehensive income		—	—	—	536	536	323	859
Total Comprehensive income for the period		—	—	10,511	536	11,047	621	11,668
Dividends paid to non-controlling interests		—	—	—	—	—	(2,909)	(2,909)
Dividends paid to the ultimate parent company		—	—	(311)	—	(311)	—	(311)
Issuance of new shares		60,971	60,360	—	—	121,331	—	121,331
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation		—	(36,827)	—	—	(36,827)	(86,358)	(123,185)
Other		—	—	34	(31)	3	3	6
Total transactions with owners and other transactions		60,971	23,533	(277)	(31)	84,196	(89,264)	(5,068)
Balance as of June 30, 2025		152,405	37,260	5,347	126	195,138	35,193	230,331

For the three months ended June 30, 2026
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2026		200,635	86,730	109,869	(3,055)	394,179	36,582	430,761
Profit for the period		—	—	18,428	—	18,428	1,321	19,749
Other comprehensive loss		—	—	—	(89)	(89)	(14)	(103)
Total Comprehensive income for the period		—	—	18,428	(89)	18,339	1,307	19,646
Dividends declared to non-controlling interests		—	—	—	—	—	(1,379)	(1,379)
Issuance of new shares	15	406	213	—	—	619	—	619
Share-based payments transactions		—	277	—	—	277	—	277
Other		—	—	2	1	3	—	3
Total transactions with owners and other transactions		406	490	2	1	899	(1,379)	(480)
Balance as of June 30, 2026		201,041	87,220	128,299	(3,143)	413,417	36,510	449,927

See Notes to Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Cash Flows (Unaudited)

	(In millions of yen)
		For the three months ended
	Notes	June 30, 2025	June 30, 2026
Cash flows from (used in) operating activities
Profit before tax		15,859	29,805
Adjustments for:
Depreciation and amortization		6,115	6,648
Loss on disposal of property and equipment and intangible assets		182	247
Share-based payment expenses		—	167
Other income and costs		(87)	(877)
Changes in assets and liabilities:
Guarantee deposits	7	16,190	16,412
Call loans		33,000	40,000
Accounts receivable	8	(42,378)	(59,813)
Loans and advances to customers	9	(68,484)	(118,416)
Securities	10	(24,643)	(54,838)
Deposits	12	211,300	159,792
Accounts payable	13	(50,337)	(43,716)
Other financial assets		(1,815)	(7,854)
Other financial liabilities		2,799	2,362
Provisions		(55)	52
Other		(3,098)	(10,587)
Cash provided by (used in) operations		94,548	(40,616)
Income tax paid		(7,602)	(13,636)
Income tax refunded		45	—
Net cash provided by (used in) operating activities		86,991	(54,252)

Cash flows from (used in) investing activities
Purchases of securities	10	(175,246)	(74,531)
Proceeds from sales/redemption of securities	10	45,415	74,386
Purchases of property and equipment		(2,067)	(1,709)
Purchases of intangible assets	11	(4,668)	(4,172)
Other		(1,506)	(3,131)
Net cash used in investing activities		(138,072)	(9,157)

Cash flows from (used in) financing activities
Net increase in short-term borrowings	14	150,000	177,037
Proceeds from long-term borrowings	14	314,565	123,500
Repayments of long-term borrowings	14	(250,340)	(108,400)
Repayments of lease liabilities	14	(764)	(587)
Proceeds from (payments for) issuance of new common shares		121,624	(146)
Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control		(130,185)	—
Dividends paid to non-controlling interests		(2,909)	—
Dividends paid to the ultimate parent company		(311)	—
Net cash provided by financing activities		201,680	191,404

Effect of exchange rate changes on cash and cash equivalents		(46)	9
Increase in cash and cash equivalents		150,553	128,004
Cash and cash equivalents at the beginning of the period	6	369,811	363,083
Cash and cash equivalents at the end of the period	6	520,364	491,087

See Notes to Condensed Consolidated Financial Statements

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Notes to Condensed Consolidated Financial Statements (Unaudited)

1.
Reporting Entity

PayPay Corporation (the “Company”, “we”, “us”, or “our”) was incorporated in June 2018 in Japan as a corporation (kabushiki kaisha) in accordance with the Companies Act of Japan (the “Companies Act”). The Company’s registered office is located at 1-3, Kioicho, Chiyoda-ku, Tokyo, Japan. The Company’s condensed consolidated financial statements are comprised of the Company and its subsidiaries (collectively, the “Group”). The Group is composed of two reportable segments: Payment segment and Financial service segment. Payment segment includes payment settlement services and related services through our PayPay app, and credit payment settlement services such as revolving and installment payment options and cash advances. Financial service segment includes internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

The Company is 47.1% owned directly by B Holdings Corporation, 28.5% by SVF II Piranha (DE) LLC, 7.5% by LY Corporation, and 7.5% by SoftBank Corp. The ultimate parent company of the Company is SoftBank Group Corp. (“SBG”).

The intermediate parent of the Company is B Holdings Corporation, which is owned by SBG through the following entities:　LY Corporation, A Holdings Corporation, and SoftBank Corp.

2.
Basis of Preparation
(1)
Compliance with International Accounting Standards 34 “Interim Financial Reporting” (“IAS 34”)

The Group’s condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 issued by the International Accounting Standards Board (“IASB”).

The Group’s condensed consolidated financial statements do not contain all the information required in the annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as of and for the fiscal years ended March 31, 2025 and 2026, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

(2)
Basis of Measurement

The Group’s condensed consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value, and business combinations under common control accounted for using the book value in the ultimate parent company's consolidated financial statements.

(3)
Functional Currency and Presentation Currency

Unless otherwise indicated, the Group’s condensed consolidated financial statements are presented in Japanese yen, which is both the functional currency of the Company and presentation currency of the Group, and amounts are rounded to the nearest million Japanese yen.

3.
Material Accounting Policies

The material accounting policies applied in the Group’s condensed consolidated financial statements are consistent with those of the consolidated financial statements as of and for the years ended March 31, 2025 and 2026, except for the following.

Income tax

Income tax expense for interim periods is determined by applying the estimated annual effective tax rate to profit before tax, in accordance with IAS 34. The estimated annual effective tax rate reflects management’s current expectations for the full fiscal year, based on assessments performed at each group company, and is subject to change as new information becomes available. Any revisions to these estimates are recognized in the interim period in which the changes occur.

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4.
Use of Estimates and Judgments

The preparation of the Group’s condensed consolidated financial statements requires the management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management considering historical experience and various factors deemed to be reasonable as of the end of reporting period. Given their nature, uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by the management, as these estimates may change as new events occur. The effects of a change in estimates and assumptions are recognized in the period of the change and in any future periods affected.

The condensed consolidated financial statements are prepared based on the same material judgments, estimates, and assumptions as those applied and described in the consolidated financial statements as of and for the years ended March 31, 2025 and 2026.

5.
Segment Information
(1)
Overview of Reportable Segments

The Group’s operating segments are components of the Group that engage in business activities from which they may earn revenues and incur expenses, and those components' discrete financial information is available. Such operating segments engage in business activities that earn revenues and incur expenses and the operating segments are subject to regular review by the Chief Executive Officer (“CEO”), who is the Group’s Chief Operating Decision Maker (“CODM”), in deciding how to allocate resources and in assessing performance. Accordingly, the Group has two operating segments, Payment segment and Financial service segment, which are also reportable segments that are determined based on the Group's corporate structure and the nature of services as described below.

(i)
Payment segment

The Payment segment mainly consists of PayPay Corporation and PayPay Card Corporation. This segment includes payment settlement services and related services offered through our PayPay app and credit payment settlement services such as revolving and installment payment options and cash advances.

(ii)
Financial service segment

The Financial service segment mainly consists of PayPay Bank Corporation, PayPay Securities Corporation, and Credit Engine, Inc. This segment includes financial service such as internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

(2)
Profit or Loss for the Group's Reportable Segments

The Group's CODM primarily uses revenue and operating profit or loss to allocate resources and assess performance. The Group's segment profit for each reportable segment is prepared on the same basis as the Group's condensed consolidated financial statements. The total of individual segment profit is equivalent to operating profit presented on the Group's Condensed Consolidated Statements of Profit or Loss.

Segment financial information presented below does not include assets or liabilities, as the Group's CODM does not allocate resources or assess performance based on such information.

Inter-segment transaction prices are determined in the same manner as arm's length transactions with external customers.

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For the three months ended June 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	49,643	7,173	—	56,816
Inter-segment revenue	247	188	(435)	—
Total transaction and service income	49,890	7,361	(435)	56,816
Interest income	19,261	6,174	—	25,435
Gains (losses) on financial instruments	1,563	1,998	—	3,561
Other operating income	305	37	—	342
Total revenue	71,019	15,570	(435)	86,154
Operating expenses (1)	(56,523)	(14,102)	435	(70,190)
Segment profit	14,496	1,468	—	15,964

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(105)
Profit before tax				15,859

For the three months ended June 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	62,180	7,781	—	69,961
Inter-segment revenue	410	263	(673)	—
Total transaction and service income	62,590	8,044	(673)	69,961
Interest income	24,708	11,004	(568)	35,144
Gains (losses) on financial instruments	511	3,293	—	3,804
Other operating income	774	122	(17)	879
Total revenue	88,583	22,463	(1,258)	109,788
Operating expenses (1)	(66,061)	(15,078)	1,216	(79,923)
Segment profit	22,522	7,385	(42)	29,865

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(60)
Profit before tax				29,805
(1)
For details of operating expenses, refer to Note 17, Operating Expenses.

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6. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Cash and demand deposits	53,439	74,896
Restricted cash related to transfers of credit card receivables	697	697
Subtotal	54,136	75,593
Financial service:
Cash and demand deposits	16,322	19,937
Deposits with the Bank of Japan (1)	292,622	395,557
Other	3	—
Subtotal	308,947	415,494
Total	363,083	491,087
(1)
The Company's banking subsidiary, PayPay Bank Corporation, is required by the Act on the Reserve Deposit Requirement System to deposit with the Bank of Japan an amount exceeding a certain ratio of deposits (legal reserve), and it deposits an amount exceeding the legal reserve.

7. Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Guarantee deposits under Payment Services Act (1)(2)(3)(4)	49,734	35,855
Subtotal	49,734	35,855
Financial service:
Other (4)(5)	24,405	21,872
Subtotal	24,405	21,872
Total	74,139	57,727
(1)
In accordance with the Payment Services Act of Japan, the Company is required to implement prescribed safeguarding measures for unused prepaid balances held by users of PayPay settlement services (the "PayPay Users"). The balance is required to cover 100% of the total unused prepaid balance of PayPay Money and 50% of the total unused prepaid balance of PayPay Money Lite. The Company has implemented the prescribed safeguarding measures by (i) making a security deposit (the "guarantee deposit") with the Legal Affairs Bureau, (ii) depositing Japanese government bonds with the Legal Affairs Bureau, (iii) establishing a trust and reporting the trust arrangement to the Kanto Local Finance Bureau, and (iv) entering into a guarantee agreement and reporting the agreement to the Kanto Local Finance Bureau. The trust is included in the scope of consolidation. During the three months ended June 30, 2026, the Company entered into a guarantee agreement with a financial institution and implemented an additional method for safeguarding the unused prepaid balances.
(2)
The total amount of the guarantee deposits, the Japanese government bonds, and assets held by the trust amounts to 306,747 million yen and 297,890 million yen as of March 31, 2026 and June 30, 2026, respectively. Under the trust arrangement, the Company has deposited 196,500 million yen and 208,800 million yen with PayPay Bank Corporation as of March 31, 2026 and June 30, 2026, respectively, and the funds are managed in the normal course of the banking business.
(3)
The balance also includes regulatory safeguarding assets maintained in connection with digital wage payment services pursuant to the Ordinance for Enforcement of the Labor Standards Act of Japan. The balance amounts to 5,011 million yen as of both March 31, 2026 and June 30, 2026.
(4)
Guarantee deposits are classified as financial assets measured at amortized cost.
(5)
These are mainly cash segregated as reserve deposits for customers.

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8. Accounts Receivable

Accounts receivable are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Receivables from financial institutions (1)	34,872	81,207
Settlement receivables (2)(3)	91,343	96,250
Other receivables (3)	24,943	33,660
Loss allowance	(786)	(778)
Total	150,372	210,339
(1)
The comparative amount of 34,872 million yen for "Receivables from financial institutions" has been reclassified from "Other receivables". This reclassification was made because the financial significance of this item increased due to the timing of settlement dates and the calendar effect during the current period.
(2)
Settlement receivables are primarily due from external payment service providers, who collect the amount equivalent to PayPay Balance and Other Items charged by PayPay Users through their payment methods on behalf of the Group. Refer to Note 12, Deposits for definition of PayPay Balance and Other Items.
(3)
These assets are classified as financial assets measured at amortized cost.

9. Loans and Advances to Customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Credit card receivables	1,321,827	1,349,072
Loss allowance	(45,312)	(50,096)
Subtotal	1,276,515	1,298,976
Financial service:
Mortgage loans (1)	909,483	978,262
Overdraft	312,255	327,755
Other	16,879	28,798
Loss allowance	(2,281)	(2,524)
Subtotal	1,236,336	1,332,291
Total	2,512,851	2,631,267
(1)
Mortgage loans include the loans acquired from a financial institution with a guarantee provided by the seller up to 1% of the transferred loan balance. The remaining balances of acquired loans are 175,950 million yen and 172,837 million yen as of March 31, 2026 and June 30, 2026, respectively.

10. Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Japanese government bonds (1)	65,612	58,246
Subtotal	65,612	58,246
Financial service:
Japanese government bonds and municipal bonds (2)	713,244	732,464
Corporate and other debt securities (2)	416,121	409,734
Asset backed securities	337,685	330,339
Exchange traded funds (3)	202,879	259,754
Equity securities	1,294	1,330
Subtotal	1,671,223	1,733,621
Total	1,736,835	1,791,867
(1)
Japanese government bonds within Payment segment are purchased for the purpose of meeting the deposit requirement under the Payment Services Act. Refer to Note 7, Guarantee Deposits for details.
(2)
These securities include assets pledged as collateral at the Bank of Japan, for repurchase transactions, and Japanese Banks’ Payment Clearing Network.

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(3)
Exchange traded funds are mainly held for PayPay Point investment-related business.

11. Intangible Assets

Changes of intangible assets are as follows:

	(In millions of yen)
	For the three months ended
	June 30, 2025	June 30, 2026
Balance as of April 1	65,672	66,466
Additions	4,353	4,270
Amortization	(3,708)	(4,206)
Other	(199)	(89)
Balance as of June 30	66,118	66,441

12. Deposits

Deposits are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
PayPay Users' deposits (1)(2)	451,263	483,824
Subtotal	451,263	483,824
Financial service:
Deposits from customers in the banking business
Demand deposits	2,090,486	2,219,176
Time deposits	178,594	123,121
Deposits from customers in the securities intermediary business	221,374	274,907
Other	10,778	11,259
Subtotal	2,501,232	2,628,463
Total	2,952,495	3,112,287
(1)
PayPay Users' deposits are PayPay Balance and Other Items held by PayPay Users which consists of deposits by PayPay Users and points accrued by PayPay Users.
(2)
PayPay Users' deposits include PayPay Money which PayPay Users can withdraw at users' discretion. The balance of PayPay Money amounts to 212,179 million yen and 224,112 million yen as of March 31, 2026 and June 30, 2026, respectively.

13. Accounts Payable

Accounts payable are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Settlement payable (1)	1,069,525	1,031,043
Credit card payable (1)	30,867	26,257
Other payables(1)	21,946	23,410
Total	1,122,338	1,080,710
(1)
These accounts payable are classified as financial liabilities measured at amortized cost.

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14. Borrowings and Lease Liabilities

Components of Borrowings and lease liabilities are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Borrowings
Payment:
Loan payables	280,825	302,925
Commercial papers	73,000	87,000
Subtotal	353,825	389,925
Financial service:
Loan payables (1)	211,131	367,168
Subtotal	211,131	367,168
Total	564,956	757,093

Lease liabilities
Payment	9,096	8,493
Financial service	453	417
Total	9,549	8,910
(1)
The balance of loan payables in the Financial service segment consisted of borrowings under repurchase agreements and borrowings from the Bank of Japan as of March 31, 2026 and June 30, 2026.

15. Issued Capital and Reserves

(1)
Authorized Shares and Issued Capital

The movement of authorized shares and shares issued is as follows:

	(In thousands of shares)
	Number of authorized shares	Number of shares issued (2)(3)
Common shares (1)
April 1, 2026	1,600,000	676,956
Increase during the period (2)	—	387
Decrease during the period	—	—
June 30, 2026 (3)	1,600,000	677,343
(1)
Holders of common shares are entitled to receive dividends. Each common share carries one vote at general meetings of shareholders. All shares issued by the Group have no par value and the Group holds no Treasury Shares of the Company. Common shares are reserved for issue under outstanding share options.
(2)
During the period, stock options issued by the Company were exercised, resulting in an increase in the number of issued shares.
(3)
All common shares are fully paid as of June 30, 2026.
(2)
Share Premium and Retained Earnings
(i)
Share Premium

Legal capital reserve

Under the Companies Act, at least 50% of the proceeds of certain issuances of share capital shall be credited to issued capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general shareholders’ meeting, the transfer of amounts from share premium to issued capital.

(ii)
Retained Earnings

Legal earnings reserve

The Companies Act requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium), or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general shareholders’ meetings.

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(3)
Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) are as follows:

	(In millions of yen)
	Changes in debt instruments measured at FVTOCI	Exchange differences on translation of foreign operations
Balance as of April 1, 2026	(3,039)	(16)
Other comprehensive income (loss) (attributable to owners of the parent company)	(95)	6
Other	—	1
Balance as of June 30, 2026	(3,134)	(9)

16. Revenue

(1)
Disaggregation of Revenue
(i)
Revenue recognized from contracts with customers and other sources

	(In millions of yen)
	For the three months ended
	June 30, 2025	June 30, 2026
Revenue from contracts with customers
Transaction and service income	56,816	69,961
Revenue from other sources
Interest income (1)	25,435	35,144
Gains (losses) on financial instruments	3,561	3,804
Other operating income	342	879
Total	86,154	109,788
(1)
The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. These guarantee fees are an integral part of the loan arrangement. In accordance with IFRS 9, these guarantee fees are included in the calculation under the effective interest rate method and therefore reduce interest income. The guarantee fees were 5,212 million yen and 5,709 million yen for the three months ended June 30, 2025 and 2026, respectively.

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(ii)
Disaggregation of revenue from contracts with customers by type of service

For the three months ended June 30, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	44,196	—	44,196
Credit Payment Settlement Services and Acquiring Services (1)	10,072	—	10,072
Debit Payment Settlement Services	—	1,277	1,277
Payment settlement services deduction (2)	(11,160)	(332)	(11,492)
Subtotal	43,108	945	44,053
Financial services	—	5,984	5,984
Other (3) (4)	6,535	244	6,779
Total (5)	49,643	7,173	56,816

For the three months ended June 30, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	67,834	—	67,834
Credit Payment Settlement Services and Acquiring Services (1)	13,063	—	13,063
Debit Payment Settlement Services	—	1,565	1,565
Payment settlement services deduction (2)	(26,841)	(382)	(27,223)
Subtotal	54,056	1,183	55,239
Financial services	—	6,229	6,229
Other (3) (4)	8,124	369	8,493
Total (5)	62,180	7,781	69,961
(1)
Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 2,669 million yen and 3,060 million yen for the three months ended June 30, 2025 and 2026, respectively.
(2)
Payment settlement services deduction mainly consists of rewards given to customers, all the deductions is related to Payment Settlement Services only.
(3)
Other in the Payment segment includes revenues primarily earned from a monthly paid subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 735 million yen and 1,486 million yen for the three months ended June 30, 2025 and 2026, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for a certain type of PayPay Card.
(4)
Other in the Financial service segment includes revenues primarily earned from system platform services provided by Credit Engine, Inc.
(5)
Almost all revenues from external customers of the Group were generated in Japan, which is the Company’s country of domicile.

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17. Operating Expenses

Operating expenses by nature are as follows:

For the three months ended June 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	13,153	—	—	13,153
Settlement related cost (2)(4)	8,837	2,895	(160)	11,572
Employee benefit expenses	8,473	2,310	—	10,783
Provision for loss allowance	5,087	153	—	5,240
Professional and outsourcing services expenses (3)	5,279	2,525	(67)	7,737
Other operating expenses
Depreciation and amortization	4,041	1,688	—	5,729
License fees	4,283	—	—	4,283
Interest expenses	764	1,464	(25)	2,203
Advertising and promotion expenses	1,411	1,065	(88)	2,388
Tax and charges	624	613	—	1,237
Amortization of contract cost	386	—	—	386
Other (4)	4,185	1,389	(95)	5,479
Subtotal	15,694	6,219	(208)	21,705
Total	56,523	14,102	(435)	70,190

For the three months ended June 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	16,041	—	—	16,041
Settlement related cost (2)	10,303	3,106	(219)	13,190
Employee benefit expenses	9,101	2,670	(5)	11,766
Provision for loss allowance	8,046	268	—	8,314
Professional and outsourcing services expenses (3)	4,782	1,783	(47)	6,518
Other operating expenses
Depreciation and amortization	4,537	1,588	—	6,125
License fees	5,142	253	—	5,395
Interest expenses	1,159	2,588	(207)	3,540
Advertising and promotion expenses	1,864	482	(105)	2,241
Tax and charges	682	491	—	1,173
Amortization of contract cost	522	—	—	522
Other	3,882	1,849	(633)	5,098
Subtotal	17,788	7,251	(945)	24,094
Total	66,061	15,078	(1,216)	79,923
(1)
Point expenses are incurred primarily when the Group grants reward points to PayPay Users through various reward programs, which PayPay Users can use reward points at the merchants to pay off balance due in a purchase transaction.
(2)
Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.
(3)
Professional and outsourcing services expenses include customer service related costs, system development labor, and other professional services.
(4)
The amount of inter-segment eliminations for the three months ended June 30, 2025 has been revised to correct errors identified during the current period.

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18. Earnings Per Share

(1)
Basis for Calculation of Basic Earnings Per Share

The profit for the period attributable to owners of the parent company and the weighted average number of shares used in the calculation of basic earnings per share (“EPS”) are as follows:

	For the three months ended
	June 30, 2025	June 30, 2026
Profit for the period attributable to owners of the parent company (Million yen)	10,511	18,428
Weighted average number of issued common shares during the period (Thousand shares) (1)	631,007	677,151
Basic earnings per share (Yen) (1)	16.66	27.21
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the three months ended June 30, 2025 has been retrospectively adjusted.
(2)
Basis for Calculation of Diluted Earnings Per Share

The calculation of the diluted earnings per share is based on the following data:

	For the three months ended
	June 30, 2025	June 30, 2026
Profit for the period attributable to owners of the parent company (Million yen)	10,511	18,428
Weighted average number of issued common shares during the period (Thousand shares) (1)	631,007	677,151
Effects of dilutive potential common shares (Thousand shares) (2)	—	4,917
Weighted average number of common shares adjusted for the effect of dilution (Thousand shares) (1)	631,007	682,068
Diluted earnings per share (Yen) (1)	16.66	27.02
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the three months ended June 30, 2025 has been retrospectively adjusted.
(2)
The potential dilutive effect of the 1st series of Stock Options is not disclosed as the estimated difference between basic and diluted earnings per share was determined not to be material. The 2nd through 46th series of Stock Options, for which the IPO condition was satisfied on March 12, 2026, were included in the computation of diluted earnings per share until June 11, 2026, on which date they were automatically extinguished due to the trigger of the knockout condition.

19. Share-Based Payments

On June 11, 2026, the knockout condition applicable to the trust-type stock option plan was triggered. Out of the stock options representing 3,807 thousand shares outstanding under the 2nd through 46th Series Stock Option plans as of March 31, 2026, options over 387 thousand shares were exercised prior to the trigger event, resulting in the automatic extinguishment of the remaining options over 3,420 thousand shares with a weighted-average exercise price of 1,300 yen. Because this condition represents a non-vesting condition, the probability of the condition being triggered was taken into account when estimating the fair value of the options at the grant date, and the Group continues to recognize the services received regardless of whether the condition is triggered. Consequently, these movements had no material impact on the condensed consolidated financial statements as of and for the three months ended June 30, 2026. There have been no other significant events, new grants, or material modifications regarding the Group's other share-based payment arrangements since March 31, 2026.

20. Financial Instruments

Fair Value of Financial Instruments

(i)
The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value in the condensed consolidated financial statements based on the following inputs:
•
Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

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•
Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of fair value hierarchy are recognized as if they occurred at each reporting date. There were no material transfers between the levels as of March 31, 2026 and June 30, 2026.

(ii)
The following table presents financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy.

As of March 31, 2026	(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities
Financial assets measured at FVTPL
Debt instruments
Exchange traded funds	202,879	—	—	202,879
Equity instruments
Equity securities	306	24	964	1,294
Financial assets measured at FVTOCI
Debt instruments
Japanese government bonds and municipal bonds	55,949	2,725	—	58,674
Corporate and other debt securities	3,118	77,736	6,732	87,586
Asset backed securities	—	—	335,214	335,214
Other financial assets
Financial assets measured at FVTPL
Derivative assets	203	2,107	—	2,310
Total	262,455	82,592	342,910	687,957
Other financial liabilities
Financial liabilities measured at FVTPL
Derivative liabilities	100	1,268	—	1,368
Total	100	1,268	—	1,368

As of June 30, 2026	(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities
Financial assets measured at FVTPL
Debt instruments
Exchange traded funds	259,754	—	—	259,754
Equity instruments
Equity securities	315	24	991	1,330
Financial assets measured at FVTOCI
Debt instruments
Japanese government bonds and municipal bonds	54,152	2,728	—	56,880
Corporate and other debt securities	786	74,137	6,728	81,651
Asset backed securities	—	—	328,004	328,004
Other financial assets
Financial assets measured at FVTPL
Derivative assets	291	2,604	—	2,895
Total	315,298	79,493	335,723	730,514
Other financial liabilities
Financial liabilities measured at FVTPL
Derivative liabilities	136	1,154	—	1,290
Total	136	1,154	—	1,290

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(iii)
The following table compares the fair value and carrying amount of the financial assets and financial liabilities. These are not measured at fair values in the Group’s Condensed Consolidated Statements of Financial Position, but for which fair values are disclosed. Certain financial instruments with short-term maturities are not included as their carrying amounts approximate their fair value.

As of March 31, 2026	(In millions of yen)
		Fair value
	Book value	Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	909,483	—	—	908,513	908,513
Overdraft	312,255	—	—	337,479	337,479
Other	16,879	—	—	16,841	16,841
Securities
Debt instruments
Japanese government bonds and municipal bonds	720,182	264,985	439,089	—	704,074
Corporate and other debt securities	328,535	—	319,545	—	319,545
Asset backed securities	2,471	—	—	2,480	2,480
Total	2,289,805	264,985	758,634	1,265,313	2,288,932
Financial liabilities measured at amortized cost
Deposits
Demand deposits	2,090,486	—	2,090,486	—	2,090,486
Time deposits	178,594	—	178,319	—	178,319
Borrowings
Loan payables	491,956	—	208,150	278,056	486,206
Total	2,761,036	—	2,476,955	278,056	2,755,011

As of June 30, 2026	(In millions of yen)
		Fair value
	Book value	Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	978,262	—	—	976,953	976,953
Overdraft	327,755	—	—	365,202	365,202
Other	28,798	—	—	28,739	28,739
Securities
Debt instruments
Japanese government bonds and municipal bonds	733,830	272,737	445,810	—	718,547
Corporate and other debt securities	328,083	—	319,458	—	319,458
Asset backed securities	2,335	—	—	2,343	2,343
Total	2,399,063	272,737	765,268	1,373,237	2,411,242
Financial liabilities measured at amortized cost
Deposits
Demand deposits	2,219,176	—	2,219,176	—	2,219,176
Time deposits	123,121	—	122,900	—	122,900
Borrowings
Loan payables	670,093	—	364,473	301,499	665,972
Total	3,012,390	—	2,706,549	301,499	3,008,048
(iv)
Fair value of financial instruments is measured as follows:
(A)
Debt instruments

Fair values of the debt instruments that consist of Exchange traded funds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

Fair values of the debt instruments that consist either of Japanese government bonds and municipal bonds or of Corporate and other debt securities are classified as Level 1 when they are evaluated at quoted prices for the identical assets in active markets. They are classified as Level 2 when they are evaluated at quoted prices for the identical assets

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in markets that are not active with an adjustment or further corroboration that these prices are representative of fair value.

The debt instruments within Corporate and other debt securities that are classified as Level 3 consist of repackaged notes. The debt instruments within Asset backed securities include residential mortgage backed, credit card asset backed, installment receivables backed, and other asset backed securities. The fair values of repackaged notes and asset backed securities are evaluated with broker or dealer quotations of identical or similar securities where the significant inputs are expected cash flows and discount margin/spreads. Because such significant inputs are unobservable, they are classified as Level 3. The Group evaluates the methods and the significant inputs the brokers or dealers use in measuring the fair values through inquiries against brokers or dealers. The Group independently validates the fair values and compares them to the quotations provided by the brokers or dealers with certain reasonable thresholds. This control activity is designed and operated by the Risk Management Department on a quarterly basis.

(B)
Equity instruments

These securities include listed shares and private investment trust. Fair values of listed shares are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1. Fair values of private investment trust that are measured using market-observable inputs such as interest rates reflecting external credit ratings are classified as Level 2, and those that use significant unobservable inputs such as unobservable real estate risk premium are classified as Level 3. The fair values of the private investment trust that are classified as Level 3 were determined using broker or dealer quotes. The broker or dealer quotes used are non-binding and reflect indicative pricing based on proprietary models and assumptions. The Group does not have access to the specific inputs used by the brokers or dealers by considering the fact that the amount invested is still immaterial.

(C)
Derivative instruments

Fair values of the derivative instruments that consist of listed derivatives are evaluated at quoted prices for the identical derivatives in active markets and those are classified as Level 1. Fair values of the derivative instruments that consist of over-the-counter foreign currency derivatives are evaluated using broker or dealer quotations derived by discounted future cash-flow method where the significant inputs are future foreign exchange rates and interest rates. These are classified as Level 2.

(D)
Loans and advances

Fair values of the loans and advances are measured based on the discounted cash flow model using an interest rate considering the credit spread that is based on the internal rating and loan terms. Because the credit spread is a significant unobservable input, these are classified as Level 3.

(E)
Deposits

Fair values of the on-demand deposits that are paid immediately upon demand on the statement of financial position date are measured at fair value at that amount. Fair values of the time deposits are measured based on the discounted present value obtained by discounting future cash flows applying current rates for deposits of similar remaining maturities. For those with a short remaining maturity (six months or less), fair value is approximately equal to book value, so the book value is recorded as fair value. These are classified as Level 2.

(F)
Borrowings

Fair values of the borrowings are measured based on the discounted cash flow model using an interest rate considering the Group's own credit spread that would be used for borrowing with the same terms and maturity. The borrowings mainly consist of those classified as Level 3 since the Group’s own credit spread is used for fair value measurement which is unobservable. Other financial instruments not listed above, such as call loans, are settled mainly within one year and book value approximates their fair value.

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(v)
The changes in financial instruments categorized as Level 3

The changes in financial instruments categorized as Level 3 are as follows:

For the three months ended June 30, 2025	(in millions of yen)
	Financial assets measured at FVTOCI
	Asset backed securities	Corporate and other debt securities	Total
Fair value as of April 1,2025	279,442	8,200	287,642
Purchases	19,800	—	19,800
Total gains (losses) for the period:
Included in other comprehensive income (loss)	978	55	1,033
Sales and settlements	(18,635)	—	(18,635)
Fair value as of June 30, 2025	281,585	8,255	289,840

For the three months ended June 30, 2026		(in millions of yen)
	Financial assets measured at FVTPL	Financial assets measured at FVTOCI
	Equity Securities	Asset backed securities	Corporate and other debt securities	Total
Fair value as of April 1,2026	964	335,214	6,732	342,910
Purchases	—	15,000	—	15,000
Total gains (losses) for the period:
Included in profit or loss	27	—	—	27
Included in other comprehensive income (loss)	—	409	(4)	405
Sales and settlements	—	(22,624)	—	(22,624)
Other	—	5	—	5
Fair value as of June 30, 2026	991	328,004	6,728	335,723

(vi)
Valuation techniques and inputs

The valuation techniques used to measure the fair value of major assets classified as Level 3, significant unobservable inputs, and their range are as follows:

Financial assets	Valuation technique	Significant unobservable inputs	Range of inputs
Repackage notes	Discounted cash flows	Discount margin/spreads	2.13% (1)
Asset backed securities	Discounted cash flows	Discount margin/spreads	1.23%~2.14% (1)
(1)
The range of inputs include not only discount margin/spreads but also the benchmark rates that are used to discount expected cash flows provided by the brokers and dealers.

Discount margin/spreads represent the discount rates used when calculating the present value of future cash flows. In discounted cash flow models, such spreads are added to the benchmark rate when discounting the future expected cash flows. Hence, all other factors being equal, increases in discount margin/spreads would result in a decrease in fair value. They generally reflect the premium an investor expects to achieve over the benchmark interest rate to compensate for the higher risk driven by the uncertainty of the cash flows caused by the credit quality of the asset.

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21. Related Party Transactions

For the three months ended June 30, 2025

The following tables provide significant changes in related party transactions from those disclosed in the Group’s consolidated financial statements for the year ended March 31, 2025.

Equity Transactions

There are no significant impacts either on assets or liabilities as of June 30, 2025 or profit or loss for the three months ended June 30, 2025 arising from the transactions listed in the table below.

			(In millions of yen)
Relationship	Name	Transactions	Amount
Parent company	SoftBank Corp.	Acquisition of shares (1)	5,727
		Issuance of new shares (3)	34,889
Parent company	LY Corporation	Acquisition of shares (1)	80
		Issuance of new shares (3)	34,889
Other affiliated company	SVF II Piranha (DE) LLC	Exercise of stock options (2)	15,901
		Issuance of new shares (3)	35,944
Subsidiary of parent company	Z Financial Corporation (5) (currently LY Corporation)	Acquisition of shares (4)	117,000
(1)
On April 1, 2025, the Company acquired common shares of PayPay Securities Corporation at 100,000 yen per share.
(2)
On April 4, 2025, all of the 1st Stock Options issued by the Company and held by SVF II Piranha (DE) LLC were exercised.
(3)
On April 10, 2025, the Company issued common shares through a third-party allotment.
(4)
On April 11, 2025, the Company acquired common and Class A preferred shares of PayPay Bank Corporation at 94,584 yen per share.
(5)
Z Financial Corporation was merged into LY Corporation on August 1, 2025.

For the three months ended June 30, 2026

There have been no significant changes in related party transactions from those disclosed in the Group’s consolidated financial statements for the year ended March 31, 2026.

22. Commitments

The Group entered into significant commitments for the purchase of goods and services for the three months ended June 30, 2025, amounting to 27,661 million yen, which primarily included commitments for the purchase of licenses for cloud computing platforms, and for the three months ended June 30, 2026, amounting to 1,256 million yen, which primarily included commitments for the purchase of licenses for cloud computing platforms.

23. Supplemental Cash Flow Information

(1)
Classification of cash flows in Financial services segment

The Group classifies the cash flows from changes in assets and liabilities associated with its banking business, such as loans and advances and deposits from customers, as cash flows from operating activities in the Condensed Consolidated Statements of Cash Flows for the three months ended June 30, 2025 and 2026, because the changes are derived from the principal revenue-producing activities.

(2)
Interests received and Interests paid

Cash flows from operating activities include the following amounts of interest received and interest paid (negative figures indicate payments).

		(In millions of yen)
	For the three months ended
	June 30, 2025	June 30, 2026
Interests received	34,462	46,442
Interests paid	(2,273)	(3,189)

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(3)
Significant Non-cash Transactions

Significant non-cash transactions are as follows:

	(In millions of yen)
	For the three months ended
	June 30, 2025	June 30, 2026
Increase/(decrease) in right-of-use assets	553	(54)

24. Additional Information

On June 4th, 2026, the Company entered into the Share Purchase Agreement to purchase 70.2% of shares of T&D Financial Life Insurance Company. The consideration for the shares is expected to be approximately 132 billion yen. The acquisition is intended to add life insurance services to the Company’s financial services offering and to combine T&D Financial Life Insurance Company’s business platform with the Company’s digital platform and customer base. The consummation of the share acquisition is subject to regulatory approval and permits from the relevant authorities, the implementation of an IFRS transition plan at T&D Financial Life Insurance Company and other customary closing conditions.

As of the date of approval of these condensed consolidated financial statements, the financial impact of the transaction cannot be reasonably estimated because the transaction has not yet been completed and the purchase price allocation and related assessments have not been finalized.

25. Subsequent Events

Capital and Business Alliance to Establish a Mid- to Long-term Strategic Partnership with Seven & i Holdings Co., Ltd.

On July 31, 2026, the Company entered into a business alliance agreement with Seven & i Holdings Co., Ltd. ("Seven & i"), SEVEN-ELEVEN JAPAN CO., LTD., together with SoftBank Corp. ("SoftBank"), and LY Corporation to establish a strategic partnership in the digital domain (the "Business Alliance"). On the same date, the Company and SoftBank entered into a capital alliance agreement with Seven & i (the "Capital Alliance"), under which the Company and SoftBank will subscribe for the shares of Seven & i through a third-party allotment of treasury shares (the "Treasury Share Disposal").

(1)
Business Alliance

Through the Business Alliance, the Company intends to promote initiatives including the integration of the 7iD into the PayPay ID platform, the introduction of PayPay Points, the development of the Seven-Eleven application by the Company and collaboration on promotional initiatives, and the mutual utilization of data among the Business Alliance Parties. Through these initiatives, the Company seeks to enhance the customer experience at Seven-Eleven stores while expanding usage of its digital financial platform centered on its payment services.

(2)
Capital Alliance

Pursuant to the Treasury Share Disposal, the Company will acquire 48,309,178 shares of Seven & i common stock, representing 2.13 % of Seven & i’s issued shares (excluding treasury shares), for an aggregate purchase price of 100 billion yen. The subscription price for common shares to be acquired through the Treasury Share Disposal will be 2,070 yen per share, with the payment currently scheduled for August 17, 2026. Completion of the Treasury Share Disposal is subject to the satisfaction of customary closing conditions, including the effectiveness of the securities registration statement to be filed by Seven & i.

(3)
Financial Impact

As a result of the alliances, the Company expects Securities presented in the consolidated statement of financial position to increase by 100 billion yen. As of the date of approval of these condensed consolidated financial statements, the financial impact of the alliances cannot be reasonably estimated because the Company is still evaluating the details of the Business Alliance.

26. Approval of Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been approved by Wataru Kagechika, Managing Corporate Officer and Chief Financial Officer on August 7, 2026.

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